May 9, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

(202) 772-9204

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Basin Water, Inc.
Registration Statement on Form S-1
File No. 333-131794

Dear Mr. Owings:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Basin Water, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:30 p.m. Eastern Time on Thursday, May 11, 2006 or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thomas C. Tekulve, 8731 Prestige Court, Rancho Cucamonga, CA 91730, Web www.basinwater.com

Office Phone 909-481-6800 Ext 200, Cell Phone 714-803-9171, Fax 909-481-6801

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request.

Thank you for your assistance and cooperation in this matter.

Very truly yours,

Basin Water, Inc.

By:	/s/ THOMAS C. TEKULVE
Thomas C. Tekulve Chief Financial Officer, Treasurer and Secretary

cc:	Faye H. Russell, Esq., Latham & Watkins LLP

Divakar Gupta, Esq., Latham & Watkins LLP